Unite States
                 Securities and Exchange Commission
                      Washington, D.C. 20549

                        Schedule 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No. )


Name of Issuer: Hi-Lo Automotive, Inc.

Title of Class of Securities: Common Stock, $0.01 Par Value

CUSIP Number: 42839D-10-0

Filer: Kwang-chou Hwang, 2432 Keyhole Dr., Irving, TX 75062
       Tel: (972) 570-7718

Date of Event which Requires Filing of this Statement:
                    August 29, 1996

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CUSIP No: 42839D-10-0

1. Name of Reporting Person: Hwang Family Ltd. Partnership
                  IRS ID No: 75-2590147

2.Check the appropriate box if a Member of a Group        (a)
                                                          (b) x
3. SEC USE ONLY


4. SOURCE OF FUNDS:
             WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) or 2(e)
               NEGATIVE

6. PLACE OF ORGANIZATION
         IRVING, TX, USA

7. SOLE VOTING POWER
        654,800 SHARES

8. SHARED VOTING POWER
         0 SHARES

9. SOLE DISPOSITIVE POWER
        654,800 SHARES

10. SHARED DISPOSITIVE POWER
          0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         654,800 SHARES

12. CHECK BOX IF AMOUNT IN (11) EXCLUDES CERTAIN SHARES
            NEGATIVE

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1 %

14. TYPE OF REPORTING PERSON
          PN
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Item 1. Security and Issuer

  Security:  Common Stock, $0.01 Par Value

  Issuer:  HI-LO Automotive, Inc.
           2575 West Bellfort
           Houston, TX 77054


Item 2. Identity and Background

         (a) Hwang Limited Partnership, Partners, Kwang-chou
             Hwang and Ming-Ing H. Hwang

         (b) 2432 Keyhole Dr.
             Irving, TX 75062

         (c) Retirees.

         (d) No criminal conviction.

         (e) No civil conviction in securities law violations.

         (f) Citizens of USA.


Item 3. Source and Amount of Funds or Other Considerations

  Funds used in purchases of subject security were and will be supplied by the working capital of the partnership account held at Charles Schwab & Co.


Item 4. Purpose of Transaction

  The reporting person believes that the common stock of HI-LO Automotive is grossly underpriced, and the purchases were made with the belief that shareholder values can be enhanced through proddingthe management to improve its operations or to put the company up for sale to its competitors. In this effort, the reporting person intends to seek cooperation of other major shareholders.


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Item 5. Interest in Securities of the Issuer.

    (a) The aggregate number is 654,800 shares, representing 6.1% of total outstanding.

    (b) The reporting person has 100 % right to vote and receive dividends.

    (c) Most of the shares were purchased during the last 60 days on the NYSE, Charles Schwab acting as broker, with prices raging between 3-1/8 to 3-3/4. The trades are listed hereunder:

      Date of Purchase        Shares Bought       Price per share

          7/22/96                 20,000               3-3/4
          7/29/96                 20,000               3-3/4
          7/30/96                 20,000               3-3/4
          7/31/96                 20,000               3-3/4
          7/31/96                 10,500               3-5/8
          8/01/96                 20,000               3-3/4
          8/02/96                 20,000               3-3/4
          8/05/96                 14,700               3-5/8
          8/05/96                 20,000               3-3/4
          8/06/96                  9,300               3-5/8
          8/07/96                  1,000               3-3/4
          8/08/96                    100               3-3/4
          8/09/96                 18,900               3-3/4
          8/09/96                 20,000               3-3/8
          8/09/96                 20,000               3-1/2
          8/09/96                 10,700               3-5/8
          8/09/96                 13,600               3-1/4
          8/09/96                  6,400               3-1/8
          8/12/96                 20,000               3-3/8
          8/12/96                 20,000               3-1/4
          8/12/96                 50,000               3-3/8
          8/13/96                 30,000               3-1/4
          8/16/96                 16,000               3-3/8
          8/19/96                 20,000               3-1/4
          8/23/96                 20,000               3-3/8
          8/26/96                 26,000               3-3/8
          8/28/96                 20,000               3-1/4
          8/29/96                 25,400               3-3/8
          8/30/96                 25,600               3-3/8
          8/30/96                 30,000               3-3/8
          8/30/96                 50,000               3-1/4

The above-listed trades were all made on the NYSE through Charles
Schwab & Co. In addition, 13,600 shares were bought on the same exchange through E-Trade at 3-7/8 per share on 7/18/96.


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Item 6. Contracts Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer.

                         None.


Item 7. Material to Be Filed as Exhibits.

        None.


      I certify that the information set forth in this statement is true, complete and correct.


         September 2, 1996         /s/Kwang-chou Hwang

                                      Kwang-chou Hwang
                                      Managing Partner